Appendix A
to the Operating Expenses Limitation Agreement

(as amended on November 28, 2018 to add the O'Shaughnessy Market Leaders Value Fund and the O'Shaughnessy Small Cap Value Fund)

Fund and Share Class	Operating Expense Limit
O'Shaughnessy All Cap Core Fund
Class A	1.24%
Class C	1.99%
Class I	0.99%
O'Shaughnessy Enhanced Dividend Fund
Class I	0.99%
O'Shaughnessy Small/Mid Cap Growth Fund
Class I	1.19%
O'Shaughnessy Market Leaders Value Fund
Class I	0.65%
O'Shaughnessy Small Cap Value Fund
Class I	0.99%

ADVISORS SERIES TRUST	O'SHAUGHNESSY ASSET MANAGEMENT, LLC
on behalf of the Funds listed on Schedule A

By: /s/ Emily R. Enslow	By: /s/ Raymond Amoroso, III
Name: Emily R. Enslow	Name: Raymond Amoroso, III, Esq.
Title: Vice President and Secretary	Title: Chief Compliance Officer